[Letterhead of Pillsbury Winthrop Shaw Pittman LLP]

October 3, 2008

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Kristina Aberg
Tom Kluck

Re:	Saul Centers, Inc.
Form 10-K
Filed February 28, 2008
Amendment No. 1 to Proxy Statement on Schedule 14A
Filed March 26, 2008
File No. 001-12254

Ladies and Gentlemen:

On behalf of our client, Saul Centers, Inc., a Maryland corporation (the “Company”), please find our responses to your letter, dated September 30, 2008 (the “Comment Letter”), with respect to the Company’s Form 10-K for the year ended December 31, 2007 and Proxy Statement for the 2008 Annual Meeting of Stockholders.

For your convenience, each of the Company’s responses is set forth next to the number corresponding to the appropriate numbered comment in the Comment Letter.

The following are the Company’s responses to the Staff’s comments.

Form 10-K for the fiscal year ended December 31, 2007

General

1.	We note your counsel’s acknowledgment on your behalf regarding the company’s awareness of its obligations under the Securities Act of 1934 and the representations which followed. Please provide to us the same representations from the company, signed by an appropriate officer of the company.

The representations you request, signed on behalf of the Company by Scott V. Schneider, the Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, are included with this letter.

Securities and Exchange Commission

October 3, 2008

Item 2. Properties, page 25

2.	We have reviewed your response to comment 1 of our letter dated August 5, 2008; however, we believe that you should disclose in future filings the average annual rent for your properties on a portfolio basis.

On behalf of the Company, this confirms that in future filings on Form 10-K the Company will disclose the average annual rent of its properties on a portfolio basis.

3.	We note your response to comment 2 of our previous letter that it is your intent to include two schedules of lease expirations in future filings. Please confirm that these two schedules will include the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rent represented by such leases.

On behalf of the Company, this confirms that in future filings on Form 10-K, the two schedules of lease expirations will include the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rent represented by such leases.

Item 15. Exhibits and Financial Statement Schedules

4.	We note your response to our comment 4. Please file the agreement on Form 8-K or as an amendment to the Form 10-K. In the alternative, provide us with an analysis as to why you believe it is appropriate to file the agreement as an exhibit to your next Form 10-Q. We refer you to Item 601(a)(4) of Regulation S-K.

On October 3, 2008, the Company filed the agreement as Exhibit 10(a) to a Form 8-K.

Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 16

5.

We have reviewed your response to our comment 5 and note that decisions of your compensation committee have historically been based on a subjective evaluation by the committee with recommendations made by

Securities and Exchange Commission

October 3, 2008

your chief executive officer. Please confirm for us that you will disclose in future filings, if applicable, that the committee’s compensation decisions are largely subjective and the extent to which such decisions are based on the discretion and recommendations of your chief executive officer.

On behalf of the Company, this confirms that the Company will disclose in future Proxy Statements, if applicable, that the committee’s compensation decisions are largely subjective and the extent to which such decisions are based on the discretion and recommendations of the Company’s chief executive officer.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8187.

Thank you for your courtesy and cooperation.

Very truly yours,

/s/ Robert P. Sherley
Robert P. Sherley

Attachment
cc:	Scott V. Schneider
Thomas H. McCormick

Saul Centers, Inc.

7501 Wisconsin Avenue

Bethesda, MD 20814

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Kristina Aberg
Tom Kluck

Ladies and Gentlemen:

As requested by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Saul Centers, Inc. (the “Company”) is providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SAUL CENTERS, INC.

By:	/s/ Scott V. Schneider
Scott V. Schneider
Senior Vice President,
Chief Financial Officer,
Treasurer and Secretary